Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
Hancock Horizon Funds of
The Advisor's Inner Circle Fund II


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Funds of The Advisor's Inner Circle Funds II (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2007, and with respect to agreement of security purchases and sales, for the period from January 31, 2007 (the date of the last examination), through February 28, 2007:

o Confirmation of all securities held in book entry form by SEI Private Trust Company, the Funds' sub-custodian (which include but are not limited to securities held by the Funds).

o Reconciliation of all such securities between SEI Private Trust Company and the records of Hancock Bank;

o Reconciliation of all securities maintained by Hancock Bank, the Custodian, to the books and records of the Funds;

o Agreement of one security purchase and one security sale or maturities from the books and records of the Funds to bank statements per Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Hancock Horizon Funds of The Advisor's Inner Circle Funds II complied with the requirements of subsections
(b) and (c) of rule 17f-2 of the Act as of February 28, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Hancock Horizon Funds of The Advisor Inner Circle Funds II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                   /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
April 16, 2007

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


APRIL 16, 2007

We, as members of management of Hancock Horizon Funds of The Advisors' Inner Circle Fund II (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of February 28, 2007, and from January 31, 2007 through February 28, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2007, and from January 31, 2007 through February 28, 2007, with respect to securities reflected in the investment account of the Funds.


Sincerely,

Hancock Horizon Funds of
The Advisors' Inner Circle Fund II


/s/ James F. Volk
-------------------------
James F. Volk
President


/s/ Michael Lawson
-------------------------
Michael Lawson
Controller and Chief Financial Officer

  FUND NAME                                                              STATE                   REGISTRATION      FILE NUMBER

  The Advisors' Inner Circle Fund II
                                                                         CALIFORNIA              ANNUAL              505 7356
                                                                         COLORADO                ANNUAL           IC 1995 08 501
                                                                         GEORGIA                 OTHER             SC-MF-020269
                                                                         ILLINOIS                ANNUAL              60004987
                                                                         INDIANA                 ANNUAL             93-0548 IC
                                                                         MINNESOTA               ANNUAL              R-36888.2
                                                                         Minnesota Exemption     ANNUAL
                                                                         NORTH CAROLINA          ANNUAL                3326
                                                                         PENNSYLVANIA            ANNUAL            1993-02-003MF
                                                                         VIRGINIA                ANNUAL               117018
                                                                         VIRGIN ISLANDS          ANNUAL
                                                                         WYOMING                 OTHER                 18723
  Advisors' Inner Circle Fund II (FYE 7/31/)
                                                                         INDIANA                 ANNUAL             04-0688 IC
  The Advisors' Inner Circle Fund II (FYE 10/31)
                                                                         INDIANA                 ANNUAL             07-0324 IC
  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         KENTUCKY                ANNUAL              60014025
                                                                         LOUISIANA               ANNUAL               108863
                                                                         NEW JERSEY              ANNUAL              BEM-0169
                                                                         OHIO                    OTHER                 52032
                                                                         UTAH                    ANNUAL             006-9458-91

  Prime Money Market Fund - Institutional Class Shs Prospectus
                                                                         LOUISIANA               ANNUAL               111726
  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA               ANNUAL               110094
  The Advisor's Inner  Cir - Hancock Family of Funds - Class A
                                                                         LOUISIANA               ANNUAL               110093
  The Advisors Inner Circle II- Hancock Bank Family of Funds -
                                                                         LOUISIANA               ANNUAL               110092
  The AIC Fund II - Treasury Securities MM Fund
                                                                         ALABAMA                 ANNUAL                27873
  AIC Fund II - Treasury Securities MM Fund - Class A Shares
                                                                         MISSISSIPPI             ANNUAL              60001564
                                                                         TEXAS                   ANNUAL               M 62883
  AIC Fund II - Treasury Securitites MM Fund - Inst Sweep
                                                                         MISSISSIPPI             ANNUAL              60001563
                                                                         TEXAS                   ANNUAL               M 62884
  The AIC Fund II - Treasury Securities MM Fund - Trust Class
                                                                         MISSISSIPPI             ANNUAL              60001562
                                                                         TEXAS                   ANNUAL               M 62885
  The Advisors' Inner Circle Fund II  - Strategic Income Bond
                                                                         ALABAMA                 ANNUAL                27875
  AIC Fund II - Strategic Income Bond Fund - Class A Shares
                                                                         MISSISSIPPI             ANNUAL              60001565
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62900
  AIC Fund II - Strategic Income Bond Fund - Class C Shares
                                                                         MISSISSIPPI             ANNUAL              60001566
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62901
  AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
                                                                         MISSISSIPPI             ANNUAL              60001567
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62902
  The Advisors' Inner Circle Fund II - Value Fund
                                                                         ALASKA                  OTHER               60057195
                                                                         ALABAMA                 ANNUAL                27876
                                                                         ARKANSAS                ANNUAL              60018321
                                                                         CONNECTICUT             ANNUAL               1039058
                                                                         DELAWARE                ANNUAL
                                                                         HAWAII                  ANNUAL

  FUND NAME                                                              STATE                   REGISTRATION      FILE NUMBER

                                                                         IDAHO                   ANNUAL                59680
                                                                         KANSAS                  ANNUAL            2006S0001260
                                                                         MISSOURI                ANNUAL             2005-00840
                                                                         NEVADA                  ANNUAL
                                                                         NEW YORK                OTHER               S31-57-69
                                                                         OREGON                  ANNUAL              2006-1422
                                                                         RHODE ISLAND            ANNUAL
                                                                         SOUTH CAROLINA          ANNUAL               MF16485
  AIC Fund II - Value Fund - Class A Shares
                                                                         ARIZONA                 ANNUAL                43975
                                                                         DISTRICT OF COLUMB      ANNUAL              60026692
                                                                         IOWA                    ANNUAL               I-62936
                                                                         MASSACHUSETTS           ANNUAL
                                                                         MARYLAND                ANNUAL             SM20061318
                                                                         MAINE                   ANNUAL              10011917
                                                                         MICHIGAN                ANNUAL               947661
                                                                         MISSISSIPPI             ANNUAL              60001568
                                                                         MONTANA                 ANNUAL                57144
                                                                         NORTH DAKOTA            ANNUAL                AU783
                                                                         NEBRASKA                ANNUAL                66047
                                                                         NEW HAMPSHIRE           ANNUAL
                                                                         NEW MEXICO              ANNUAL                22825
                                                                         OKLAHOMA                ANNUAL             SE-2129473
                                                                         SOUTH DAKOTA            ANNUAL                36781
                                                                         TENNESSEE               ANNUAL              RM07-1180
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62897
                                                                         VERMONT                 ANNUAL             06/14/06-04
                                                                         WASHINGTON              GOOD UNTIL SOLD      60042134
                                                                         WISCONSIN               ANNUAL
                                                                         WEST VIRGINIA           GOOD UNTIL SOLD      MF 55563
  AIC Fund II - Value Fund - Class C Shares
                                                                         MISSISSIPPI             ANNUAL              60001569
                                                                         NEBRASKA                ANNUAL                66049
                                                                         NEW HAMPSHIRE           ANNUAL
                                                                         OKLAHOMA                ANNUAL             SE-2129475
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62898
  AIC Fund II - Value Fund - Trust Class Shares
                                                                         MASSACHUSETTS           ANNUAL
                                                                         MISSISSIPPI             ANNUAL              60001570
                                                                         NEBRASKA                ANNUAL                66048
                                                                         NEW HAMPSHIRE           ANNUAL
                                                                         OKLAHOMA                ANNUAL             SE-2129474
                                                                         TEXAS                   GOOD UNTIL SOLD      C 62899
  AIC Fund II- Growth Fund
                                                                         ALASKA                  OTHER               60057476
                                                                         ALABAMA                 ANNUAL                29116
                                                                         ARKANSAS                ANNUAL              60018555
                                                                         CONNECTICUT             ANNUAL               1040262
                                                                         DELAWARE                ANNUAL                47287
                                                                         HAWAII                  ANNUAL
                                                                         IDAHO                   ANNUAL                59962
                                                                         KANSAS                  ANNUAL            2007S0000154
                                                                         MISSOURI                ANNUAL             1993-00886
                                                                         MONTANA                 ANNUAL                57674
                                                                         NEVADA                  ANNUAL
                                                                         NEW YORK                OTHER               S31-61-92
                                                                         OREGON                  ANNUAL              2006-1525
                                                                         RHODE ISLAND            ANNUAL
                                                                         SOUTH CAROLINA          ANNUAL               MF16587


  FUND NAME                                                              STATE                   REGISTRATION      FILE NUMBER

  The AIC Fund II - Growth Fund - Class A Sh
                                                                         ARIZONA                 ANNUAL                44546
                                                                         DISTRICT OF COLUMB      ANNUAL              60027082
                                                                         IOWA                    ANNUAL               I-63568
                                                                         MASSACHUSETTS           ANNUAL
                                                                         MARYLAND                ANNUAL             SM20061835
                                                                         MAINE                   ANNUAL              10012554
                                                                         MICHIGAN                ANNUAL               948176
                                                                         MISSISSIPPI             ANNUAL              60004082
                                                                         NORTH DAKOTA            ANNUAL                AV301
                                                                         NEBRASKA                ANNUAL                66572
                                                                         NEW HAMPSHIRE           ANNUAL
                                                                         NEW MEXICO              ANNUAL                23431
                                                                         OKLAHOMA                ANNUAL             SE-2133698
                                                                         SOUTH DAKOTA            ANNUAL                37279
                                                                         TENNESSEE               ANNUAL              RM07-1180
                                                                         TEXAS                   GOOD UNTIL SOLD      C 65546
                                                                         VERMONT                 ANNUAL             08/23/06-23
                                                                         WASHINGTON              GOOD UNTIL SOLD     60042646
                                                                         WISCONSIN               ANNUAL
                                                                         WEST VIRGINIA           GOOD UNTIL SOLD     MF 56176
  AIC Fund II - Growth Fund - Class C Share
                                                                         MISSISSIPPI             ANNUAL              60004083
                                                                         TEXAS                   GOOD UNTIL SOLD     C 65547
  AIC Fund II - Growth Fund - Trust Class Shares
                                                                         MISSISSIPPI             ANNUAL              60004084
                                                                         TEXAS                   GOOD UNTIL SOLD     C 65548
  Burkenroad Fund
                                                                         ALASKA                  OTHER               60053198
                                                                         ALABAMA                 ANNUAL                30176
                                                                         ARKANSAS                ANNUAL              60016657
                                                                         CONNECTICUT             ANNUAL               1023325
                                                                         DELAWARE                ANNUAL                45261
                                                                         HAWAII                  ANNUAL
                                                                         IDAHO                   ANNUAL                58005
                                                                         KANSAS                  ANNUAL            2004S0000183
                                                                         MISSOURI                ANNUAL
                                                                         NEVADA                  ANNUAL
                                                                         NEW YORK                OTHER               S30-33-10
                                                                         OREGON                  ANNUAL              2005-194
                                                                         RHODE ISLAND            ANNUAL
                                                                         SOUTH CAROLINA          ANNUAL               MF15743
  Burkenroad Fund - Class A Shares
                                                                         ARIZONA                 ANNUAL                39766
                                                                         DISTRICT OF COLUMB      ANNUAL              60022980
                                                                         IOWA                    ANNUAL               I-59260
                                                                         MASSACHUSETTS           ANNUAL
                                                                         MARYLAND                ANNUAL             SM20032037
                                                                         MAINE                   ANNUAL              10007145
                                                                         MICHIGAN                ANNUAL               944053
                                                                         MISSISSIPPI             ANNUAL              60006348
                                                                         MONTANA                 ANNUAL                53948
                                                                         NORTH DAKOTA            ANNUAL                AP252
                                                                         NEW HAMPSHIRE           ANNUAL
                                                                         NEW MEXICO              ANNUAL                19233
                                                                         OKLAHOMA                ANNUAL             SE-2144613
                                                                         PUERTO RICO             ANNUAL               S-29158
                                                                         SOUTH DAKOTA            ANNUAL                33249
                                                                         TENNESSEE               ANNUAL              RM07-1180
                                                                         TEXAS                   GOOD UNTIL SOLD      C 68047


  FUND NAME                                                              STATE                   REGISTRATION       FILE NUMBER

                                                                         VERMONT                 ANNUAL             02/15/05-01
                                                                         WASHINGTON              GOOD UNTIL SOLD     60038199
                                                                         WISCONSIN               ANNUAL              489962-03
                                                                         WEST VIRGINIA           GOOD UNTIL SOLD     MF 51603
  Burkenroad Fund - Class D Shares
                                                                         IOWA                    ANNUAL               I-65540
                                                                         MASSACHUSETTS           ANNUAL
                                                                         MARYLAND                ANNUAL             SM20022299
                                                                         MISSISSIPPI             ANNUAL              60006349
                                                                         NORTH DAKOTA            ANNUAL                AU036
                                                                         NEBRASKA                ANNUAL                64530
                                                                         OKLAHOMA                ANNUAL             SE-2135536
                                                                         SOUTH DAKOTA            ANNUAL                34077
                                                                         TENNESSEE               ANNUAL              RM07-1180
                                                                         TEXAS                   GOOD UNTIL SOLD      C 68048
                                                                         WASHINGTON              GOOD UNTIL SOLD     60041484
                                                                         WISCONSIN               ANNUAL               452021
  Burkenroad Fund - Class D Shares Prospectus
                                                                         LOUISIANA               ANNUAL               110091
                                                                         NEW JERSEY              ANNUAL              BEM-0170
                                                                         OHIO                    OTHER                 52031
  Prime Money Market Fund
                                                                         ALABAMA                 ANNUAL                34530
  Prime Money Market Fund - Institutional Class Shares
                                                                         MISSISSIPPI             ANNUAL               60040189
                                                                         TEXAS                   ANNUAL               M 78793

  FUND NAME                                                              STATE                   REGISTRATION      FILE NUMBER

  AIC Fund II

  Treasury Securities MM Fund - Class A                                  ALABAMA                 ANNUAL
                                                                         GEORGIA                 OTHER             SC MF-020269
                                                                         LOUISIANA               ANNUAL               103031
                                                                         MISSISSIPPI             ANNUAL              60001564
                                                                         TEXAS                   GOOD UNTIL SOLD      M62883
                                                                         VIRGINIA                ANNUAL               117018

  Treasury Securities MM Fund  - Inst Sweep                              ALABAMA                 ANNUAL
                                                                         COLORADO                ANNUAL            IC 1995 08 501
                                                                         GEORGIA                 OTHER              SC MF-020269
                                                                         LOUISIANA               ANNUAL               103030
                                                                         MISSISSIPPI             ANNUAL              60001563
                                                                         TEXAS                   GOOD UNTIL SOLD      M62884
                                                                         VIRGINIA                ANNUAL               117018

  Treasury Securities MM Fund  - Trust Class                             ALABAMA                 ANNUAL
                                                                         GEORGIA                 OTHER             SC MF-020269
                                                                         LOUISIANA               ANNUAL               103002
                                                                         MISSISSIPPI             ANNUAL              60001562
                                                                         TEXAS                   GOOD UNTIL SOLD      M 62885
                                                                         VIRGINIA                ANNUAL               117018